FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

October 6, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on October 6, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

October 6, 2025.

SCHEDULE A

HIVE Digital Technologies September Bitcoin Production at 267 BTC, Climbs 8% MoM and 138% YoY, Surpassing 21 EH/s and Now Producing 9 BTC Per Day

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - October 6, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, is pleased to report its September 2025 production figures and provide an update on the commissioning of its Phase 3 Valenzuela facility.

September 2025 Production Highlights

  Bitcoin Produced: 267 BTC (up 8% month-over-month from 247 BTC in August 2025, and up 138% year-over-year from 112 BTC in September 2024)

  Average Daily Production: 9 BTC/day

  Hashrate: Averaged 19.4 exahash per second ("EH/s"), with a peak of 21.7 EH/s

  Fleet Efficiency: 18 joules per Terahash ("J/TH")

  BTC per EH/s: 13.8 BTC

Phase 3 Valenzuela Commissioning Ahead of Schedule

HIVE's 100 MW Phase 3 Valenzuela build is nearing completion. Civil works are concluded, hydro containers are installed, and the control center is live. The focus has now shifted to energizing ASICs, with new units being steadily integrated into production.

  Hashrate Growth: HIVE's average hashrate rose 19% month-over-month, from 16.3 EH/s in August to 19.4 EH/s in September.

  Network Outperformance: This growth outpaced the 16% increase in Bitcoin network difficulty (from 130 trillion to 151 trillion ("T")). These figures are publicly verifiable through Bitcoin block explorers.

  Record Production: Despite consecutive all-time high Bitcoin network difficulty, HIVE mined 267 BTC in September - a year-to-date high -underscoring its operational strength.

Figure 1: Aerial viewof HIVE's 100 MW Phase 3 build nearing completion.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/269179_d1bc245704279b64_001full.jpg

As of today, HIVE's global Bitcoin mining fleet totals 21.8 EH/s, powered entirely by renewable hydroelectric energy. With additional ASICs scheduled to come online in October, HIVE remains on track to scale to 25 EH/s by U.S. Thanksgiving, at an average efficiency of approximately 17.5 J/TH.

Management Commentary

Frank Holmes, Co-Founder and Executive Chairman, commented:

"HIVE's September milestones demonstrate the power of a focused, dual-engine strategy as our global Bitcoin mining fleet now produces over 9 BTC per day. Our executive team was in Paraguay last month and Gabriel Lamas, HIVE's Country President, is doing an outstanding job while Phase 3 Valenzuela continues to advance ahead of schedule. At the same time, BUZZ HPC, under Craig Tavares' leadership, is expanding our AI cloud capabilities and forming strategic partnerships with Bell Canada, Dell Canada, VAST Data and other leading AI companies in Canada to broaden access to enterprise-scale compute. HIVE is a unique Canadian data center company that only sources green hydroelectric energy to power its operations. With data centers spanning 9 time zones, across Canada, Sweden, and Paraguay, we've built a truly global footprint that reflects our commitment to sustainability, capital efficiency, and long-term value creation."

Aydin Kilic, President & CEO, added:

"With construction substantially complete at our Phase 3, 100 MW site in Valenzuela, approximately 50% of the hashrate capacity is now online, with commissioning of the remaining hydro containers well underway. The next wave of ASICs is set for installation next week, keeping us on track for 25 EH/s by American Thanksgiving. With disciplined energy management and optimized fleet efficiency, our current 9 BTC/day production (at Bitcoin network difficulty of 151T) demonstrates the resilience of our Paraguay-based engineering and technical teams. As we approach the successful completion of our targets for 2025, HIVE looks ahead to further expansion in global operations for 2026, with our cash flow from the Bitcoin mining business providing funding and growth for our HPC and GPU AI cloud business. As stewards of capital, our goal is to lead the sector in ROIC to provide value for our shareholders. We are always looking for long-term accretive opportunities, and we believe increased sustainable cash flow is the key to long-term success in these industries."

Future Production and Economics

As previously disclosed, all ASIC purchases for Phase 3 are funded and have shipped. HIVE expects future growth to follow the economics of its Paraguay operations. Each additional exahash increases daily Bitcoin production and revenue potential, while operating costs remain stable with fixed-rate hydroelectric power and minimal labor increases. Power expenses scale with machine usage and align with current cost structures. Results may vary depending on network difficulty and Bitcoin prices.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's site in Valenzuela, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; hash rash growth projections; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the prospectivity of the BUZZ HPC operations and the ability of the Company to successfully expand the infrastructure and operate in this sector, the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the possibility of flaws in the implementation of the Paraguay build-out and energization; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; an inability to apply the Company's data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

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